SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 13)
QUALITY SYSTEMS, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
747582104

(CUSIP Number)
December 31, 2005, 2004 and 2003

(Date of Event Which Required Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	747582104	SCHEDULE 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sheldon Razin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		5,100,755.(*)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,100,755.(*)

WITH	8	SHARED DISPOSITIVE POWER

None.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,100,755.(*)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.7% (1)(*)

12	TYPE OF REPORTING PERSON*

IN
(1)  Calculated based on 29,179,290 shares outstanding as of April 29, 2011.
(*)  The information disclosed is as of May 19, 2011. Refer to Item 4 for information as of December 31, 2005, 2004 and 2003.

CUSIP NO.	747582104	SCHEDULE 13G	Page 3 of 6
EXPLANATORY NOTE
     This amendment provides beneficial ownership amounts and percentages for the 2003, 2004 and 2005 calendar years for which the undersigned’s Schedule 13G had not been amended. As of December 31, 2003, 2004 and 2005, the undersigned beneficially owned 5,708,880, 5,244,880, and 5,132,880 shares of Quality Systems Inc.’s common stock and held 23.2%, 20.6% and 19.6% of the total outstanding shares, respectively, and had sole power to vote and dispose of the shares held as of each such date.
     Unless otherwise stated, this amendment No. 13 discloses information as of May 19, 2011. All share amounts set forth in this amendment No. 13 have been adjusted to give effect to the previous stock splits of Quality Systems, Inc.
Item 1.
(a)	Name of Issuer:

Quality Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

18111 Von Karman, Suite 700 Irvine, California 92612
Item 2.
(a)	Name of Person Filing:

Sheldon Razin

(b)	Address of Principal Business Office or, if none, Residence:

C/O Quality Systems, Inc. 18111 Von Karman, Suite 700 Irvine, California 92612

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

747582104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

CUSIP NO.	747582104	SCHEDULE 13G	Page 4 of 6
          Not applicable.
Item 4. Ownership.
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
          The following information is as of May 19, 2011:
(a)	Amount beneficially owned: 5,100,755.

(b)	Percent of class: 18.7%.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 5,100,755.

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or to direct the disposition of: 5,100,755.

(iv)	Shared power to dispose or to direct the disposition of: None.
The following information is as of December 31, 2005:
(a)	Amount beneficially owned: 5,132,880.

(b)	Percent of class: 19.6%.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 5,132,880.

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or to direct the disposition of: 5,132,880.

(iv)	Shared power to dispose or to direct the disposition of: None.
The following information is as of December 31, 2004:
(a)	Amount beneficially owned: 5,244,880.

(b)	Percent of class: 20.6%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 5,244,880.

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or to direct the disposition of: 5,244,880.

CUSIP NO.	747582104	SCHEDULE 13G	Page 5 of 6
(iv)	Shared power to dispose or to direct the disposition of: None.
The following information is as of December 31, 2003:
(a)	Amount beneficially owned: 5,708,880.

(b)	Percent of class: 23.2%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 5,708,880.

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or to direct the disposition of: 5,708,880.

(iv)	Shared power to dispose or to direct the disposition of: None.
Item 5. Ownership of Five Percent or Less of a Class.
          Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          Not. Applicable.
Item 8. Identification and Classification of Members of the Group.
          Not Applicable.
Item 9. Notice of Dissolution of Group.
          Not Applicable.
Item 10. Certification.
          Not Applicable.

CUSIP NO.	747582104	SCHEDULE 13G	Page 6 of 6
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2011
(Date)

/s/ Sheldon Razin
(Signature)

Sheldon Razin
(Name/Title)